Exhibit 4.36

DESCRIPTION OF THE REGISTRANT’S COMMON SHARES

REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

General

The following is a description of the principal terms of Abbott Laboratories’ common shares.  The following description is not meant to be complete and is qualified by reference to Abbott’s Restated Articles of Incorporation and By-Laws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K, and the Illinois Business Corporation Act.  You are urged to read Abbott’s Restated Articles of Incorporation and By-Laws in their entirety.

Authorized

Abbott has 2,400,000,000 authorized common shares, without par value, and 1,000,000 authorized preferred shares, $1.00 par value per share. The board of directors determines the terms and the manner in which the preferred shares may be issued. No preferred shares are currently outstanding.

Listing

The principal market for Abbott’s common shares is the New York Stock Exchange under the symbol “ABT.” Shares are also listed on the Chicago Stock Exchange and traded on various regional and electronic exchanges.  Outside of the United States, Abbott’s shares are listed on the SIX Swiss Exchange.

Dividends

The board of directors may authorize, and Abbott may make, distributions to its common shareholders, subject to any restriction in Abbott’s Restated Articles of Incorporation, including the rights of holders of outstanding preferred shares, if any, and to those limitations prescribed by law.

Fully Paid

All of Abbott’s outstanding common shares are fully paid and non-assessable.

Voting Rights

Each of Abbott’s outstanding common shares is entitled to one vote in each matter submitted to a vote at a meeting of shareholders. In addition, in all elections for directors, every shareholder has the right to vote the number of shares owned by it for as many persons as there are directors to be elected, or to cumulate its votes and give one candidate as many votes as shall equal the number of directors multiplied by the number of shares or to distribute its cumulative votes in any proportion among any number of candidates.

Shareholder Action by Written Consent; Meetings

Under Illinois corporate law, any action required to be taken by Abbott’s shareholders may be taken without a meeting and without a vote if a consent in writing is signed by holders of shares having at least the number of votes necessary at a shareholder meeting.

Abbott’s By-Laws provide that special meetings of the shareholders of the corporation may be called only by:

•	the board of directors;

•	the chairman of the board;
•	the chief executive officer;
•	any president;
•	the holders of not less than one-fifth of all outstanding shares entitled to vote on the matter for which the meeting is called.

Transfer Agent and Registrar

Computershare Trust Co. NA is Abbott’s transfer agent and registrar. Computershare Trust Co. NA is located in Providence, Rhode Island.